Exhibit 2

Board Resolution

M. Arkin Dermatology Ltd.

("The Company")

RESOLVED THAT:

The signatory rights in the name of the Company, starting from January 1, 2018 will be as follows:

The signature of the Following person:

Moshe Arkin holder of Identity Card No: 051643062

Together with the Company's stamp, or The Company's printed name shall bind the Company for all intents and purposes.

/s/ Moshe Arkin
Moshe Arkin, Sole Director